UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

KOS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

500648100

(CUSIP Number)

Laura J. Schumacher

Senior Vice President, Secretary and General Counsel

Abbott Laboratories

100 Abbott Park Road

Abbott Park, Illinois 60064-6020

(847) 937-5726

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO. 500648100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Abbott Laboratories I.R.S. Identification No. 36-0698440

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 16,842,555 shares (1)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 25,412,624 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,412,624 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 53.3% (2)(3)

14.	Type of Reporting Person (See Instructions) CO

(1)             Comprised of  16,842,555 shares of common stock, par value $0.01 per share (the “Shares”), of Kos Pharmaceuticals, Inc. (“Kos”) owned by certain Kos stockholders, which may be deemed to be beneficially owned by Abbott pursuant to the Shareholders Agreement described in Item 4 below.

(2)             Comprised of 25,412,624 Shares owned by certain Kos stockholders, which may be deemed to be beneficially owned by Abbott pursuant to the Shareholders Agreement and the Stock Purchase Agreement described in Item 4 below.

(3)    The calculation of this percentage is based on the 47,630,852 Shares outstanding as of November 2, 2006, as represented by Kos in the Merger Agreement (as defined below).

Item 1. Security and Issuer.

This statement relates to shares of common stock, par value $0.01 per share (including shares subject to vesting or other restrictions, the “Shares”), of Kos Pharmaceuticals, Inc., a Florida corporation (“Kos”), whose principal executive offices are located at 1 Cedar Brook Drive, Cranbury, New Jersey 08512-3618.  Kos’ telephone number at such address is (609) 495-0500.

Item 2. Identity and Background.

(a) — (c), (f)    The person filing this statement is Abbott Laboratories (“Abbott”).

Abbott is an Illinois corporation with its principal offices located at 100 Abbott Park Road, Abbott Park, Illinois 60064-6400.  The telephone number of Abbott is (847) 937-6100.  Abbott’s principal business is the discovery, development, manufacture and sale of a broad and diversified line of health care products.

The names, citizenship, business addresses, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Abbott are as set forth in Annex I hereto and incorporated herein by this reference.

(d) — (e)    None of  Abbott or any person listed in Annex I has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Abbott, through its direct wholly owned subsidiary, Parthenon Acquisition Corp., a Florida corporation (“Purchaser”), intends to purchase all of the Shares in a tender offer (the “Offer”).  The Offer is not conditioned upon Abbott’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.  If the Offer is successful, Abbott intends to effect the merger of the Purchaser with and into Kos as promptly as practicable (the “Merger”).

Abbott and the Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and the Merger, make payments to holders of outstanding options and warrants to purchase Kos common stock as required by the Merger Agreement, and consummate the acquisition by Abbott of all of the outstanding stock of Kos Investments, Inc. (“Kos Investments,” and such acquisition, the “Kos Investments Stock Purchase”), will be a net cash amount of approximately $3.7 billion (such amount is net of cash held by Kos, which was approximately $542,493,000 as of September 30, 2006 according to Kos’ quarterly report on Form 10-Q for the quarter ended September 30, 2006), plus approximately $35 million in fees and expenses of Abbott and Kos relating to the transactions.  Abbott will have sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above, and will cause the Purchaser to have sufficient funds available to consummate such transactions.  Abbott expects to obtain the necessary funds from existing cash balances and the issuance of commercial paper or other short term borrowings.  Abbott’s weighted average interest rate on short-term borrowings at September 30, 2006 was 5.22%.  After consummation of the transactions, Abbott may refinance a portion of such funds through the issuance of debt securities in public or private offerings.

Item 4. Purpose of Transaction

On November 5, 2006, Abbott, the Purchaser and Kos entered into an Agreement and Plan of Merger, as amended (the “Merger Agreement”).  The Merger Agreement provides for the commencement of a tender offer by the Purchaser to purchase all outstanding Shares at a price of $78 per Share (the “Offer Price”).  The purpose of the Offer is to acquire control of, and the entire equity interest in, Kos.

The Offer is conditioned upon, among other things, (i) satisfaction of the Minimum Tender Condition (as described below) and (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the purchase of Shares pursuant to the Offer and the Kos Investments Stock Purchase under the Hart-Scott-Rodino Act of 1976, as amended (the “HSR Act”).  The term “Minimum Tender Condition” is defined in the Merger Agreement and generally requires that (A) the number of Shares which have been validly tendered and not withdrawn prior to the expiration of the Offer plus (B) if the Kos Investments Stock Purchase is consummated concurrently with or immediately subsequent to the Offer, the number of Shares held by Kos Investments and its subsidiaries, together represent at least a majority of the fully diluted Shares.  However, if the board of directors of Kos (the “Kos Board”) withdraws or adversely modifies its recommendation of the Offer or the Merger in accordance with the Merger Agreement, the term “Minimum Tender Condition” requires, in addition to the foregoing, that holders of a majority of the Shares owned by shareholders other than Michael Jaharis and certain other shareholders related to or controlled by him have validly tendered and not withdrawn their Shares prior to the expiration of the Offer.  The Offer also is subject to the satisfaction of certain other conditions, as described in the Merger Agreement, which is filed as Exhibit 2.1 to Abbott’s Current Report on Form 8-K dated November 9, 2006.

The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into Kos, with Kos being the surviving corporation (the “Surviving Corporation”).  Following the Merger, the separate existence of the Purchaser will cease, and Kos will continue as the Surviving Corporation, wholly owned by Abbott.  The directors of the Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation.

Pursuant to the Merger Agreement, each Share outstanding at the Effective Time will be converted into the right to receive an amount of cash equal to the Offer price (the “Merger Consideration”) (other than Shares owned by Abbott or the Purchaser or held by Kos as treasury stock, all of which will be cancelled and retired and will cease to exist, and other than Shares owned by Kos Investments or Kos Holdings, Inc. (“Kos Holdings”), which will be converted into an aggregate number of shares of the Surviving Corporation equal to the same percentage of the fully diluted stock of the Surviving Corporation as the Shares held by Kos Investments and Kos Holdings currently represent of the fully diluted Shares).

Abbott entered into a Shareholders Agreement, dated as of November 5, 2006 (the “Shareholders Agreement”), with Michael Jaharis, Mary Jaharis, Kathryn Jaharis, Steven Jaharis, Wilson Point Holdings, LP, Cubs Management, LLC, Jaharis Holdings, LLC, Steven Jaharis Generational Trust, 2002 Mary Jaharis Grantor Retained Annuity Trust 2, Michael and Mary Jaharis Alaska Community Property Trust, Kathryn Jaharis and Richard Ledes Joint Account, the Jaharis Family Foundation, Inc. and Michael Steven Jaharis Trust 1 (collectively, the “Jaharis Shareholders”), and Kos Investments and Kos Holdings.  In this agreement, the Jaharis Shareholders have agreed to accept the Offer and to tender in the Offer all Shares beneficially owned by them, which represents approximately 35% of the outstanding Shares.

In addition, Abbott entered into a Stock Purchase Agreement, dated as of November 5, 2006 (the “Stock Purchase Agreement”), with Michael Jaharis, Kathryn Jaharis, Steven Jaharis, Daniel Bell and Steven K. Aronoff.  Under this agreement, concurrently with the closing of the Offer, Abbott has agreed to purchase 100% of the outstanding stock of Kos Investments, which directly and through a wholly owned subsidiary owns approximately 18% of the Shares.

The preceding are summaries of certain principal terms of the Merger Agreement, as amended, the Stock Purchase Agreement and Shareholders Agreement and do not purport to be complete.  Reference is made to the full text of such agreements, which are filed as exhibits to Abbott’s Current Report on Form 8-K dated November 9, 2006 and Abbott’s Schedule TO filed with the SEC on November 14, 2006 and are incorporated in this report.

Abbott anticipates that, if the Merger is completed in accordance with the Merger Agreement, Kos will become a wholly-owned subsidiary of Abbott, that Abbott will seek to cause the Shares to be delisted from quotation on the Nasdaq National Market and registration of the Shares pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, to be terminated.

Item 5. Interest in Shares of the Issuer.

(a)—(b)    Neither Abbott nor the Purchaser beneficially own any outstanding Shares.  By reason of the execution and delivery of the Stock Purchase Agreement and the Shareholders Agreement, however, Abbott may be deemed to be the beneficial owner of 25,412,624 Shares, representing approximately 53.3% of the outstanding Shares.  With respect to the voting of the Shares, Abbott may be deemed to have shared power to vote or cause the vote of 16,842,555 Shares, subject to certain restrictions and limitations set forth in the Shareholders Agreement.

(c)    Except for the execution and delivery of the Merger Agreement, the Stock Purchase Agreement and the Shareholders Agreement, no transactions in the Shares were effected by Abbott or the Purchaser or, to their knowledge, any person listed in Annex I hereto, during the 60 days prior to the date hereof.

(d) — (e)    Inapplicable.

References to, and descriptions of, the Merger Agreement as amended, the Stock Purchase Agreement and the Shareholders Agreement in this Item 5 are qualified in their entirety by this reference to the Merger Agreement, as amended, the Stock Purchase Agreement and the Shareholders Agreement, copies of which are filed as exhibits to Abbott’s Current Report on Form 8-K dated November 9, 2006 and Abbott’s Schedule TO filed with the SEC on November 14, 2006 and which are incorporated by this reference in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Shares of the Issuer

Reference is made to Item 4 above.

Except as provided in the Merger Agreement as amended, the Stock Purchase Agreement and the Shareholders Agreement and as otherwise referred to or described in this report, to the knowledge of Abbott, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of Kos.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99(a)(1)	Agreement and Plan of Merger, dated as of November 5, 2006, by and among Abbott, Parthenon Acquisition Corp. f/k/a S&G Nutritionals, Inc., a Delaware corporation and Kos. *

99(a)(2)

Assignment, Assumption and Amendment Agreement, dated as of November 13, 2006, by and among Abbott, Parthenon Acquisition Corp. f/k/a S&G Nutritionals, Inc., a Delaware corporation and a direct wholly owned subsidiary of Abbott, Purchaser and Kos.**

99(a)(3)	Stock Purchase Agreement, dated as of November 5, 2006, by and between Abbott, Michael Jaharis, Kathryn Jaharis, Steven Jaharis, Daniel Bell and Steven K. Aronoff.*

99(a)(4)

Shareholders Agreement, dated as of November 5, 2006, by and between Abbott, Michael Jaharis, Mary Jaharis, Kathryn Jaharis, Steven Jaharis, Wilson Point Holdings, LP, Kos Investments, Inc., Cubs Management, LLC, Kos Holdings, Inc., Jaharis Holdings, LLC, Steven Jaharis Generational Trust, 2002 Mary Jaharis Grantor Retained Annuity Trust 2, Michael and Mary Jaharis Alaska Community Property Trust, Kathryn Jaharis and Richard Ledes Joint Account, the Jaharis Family Foundation, Inc. and Michael Steven Jaharis Trust 1.*

*                    Incorporated by reference to Abbott’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2006.

**             Incorporated by reference to Schedule TO filed by Abbott with the Securities and Exchange Commission on November 14, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABBOTT LABORATORIES

	By:	/s/ Thomas C. Freyman
	Name:	Thomas C. Freyman
	Title:	Executive Vice President, Finance and Chief Financial Officer

Dated: November 15, 2006

ANNEX I

Information Concerning Executive Officers and
Directors of Abbott Laboratories

The current corporate executive officers and directors of Abbott Laboratories are listed below. The address of Abbott Laboratories is: Abbott Laboratories, 100 Abbott Park Road, Abbott Park, Illinois 60064-6049. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within Abbott Laboratories, and, where applicable, the business address listed for each individual not principally employed by Abbott Laboratories is also the address of the corporation or other organization which principally employs that individual.   Unless indicated otherwise, each of the persons listed below is a U.S. citizen.

Name and Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Roxanne S. Austin

Mrs. Austin has been a director of Abbott since 2000. She served as President and Chief Operating Officer of DIRECTV, Inc. from June 2001 to December 2003. Mrs. Austin also served as Executive Vice President of Hughes Electronics Corporation and as a member of its executive committee until December 2003. From 1997 to June 2001, Mrs. Austin served as the Corporate Senior Vice President and Chief Financial Officer of Hughes Electronics Corporation. Mrs. Austin served as Hughes Electronics’ Vice President, Treasurer, Chief Accounting Officer and Controller from December 1996 to July 1997, as its Vice President, Treasurer, and Controller from July 1996 to December 1996, and as its Vice President and Controller from July 1993 to July 1996. Prior to joining Hughes, Mrs. Austin was a partner at the accounting firm Deloitte & Touche. Mrs. Austin earned her B.B.A. degree in accounting from the University of Texas at San Antonio. She serves on the board of trustees of the California Science Center. Mrs. Austin serves on the board of directors of Target Corporation and Teledyne Technologies Inc.

William M. Daley

Mr. Daley has been a director since 2004. He has served as the senior executive of the Midwest region and serves on the JPMorgan Chase & Co. Executive Committee and on its International Council since May 2004. He served as President, SBC Communications, Inc. (diversified telecommunications) from December 2001 to May 2004. Mr. Daley was vice chairman of Evercore Capital Partners L.P. from January to November 2001. From June to December 2000, Mr. Daley served as Chairman of Vice President Albert Gore’s 2000 presidential election campaign. Mr. Daley served as the U.S. Secretary of Commerce from January 1997 to June 2000. Mr. Daley serves on the board of directors of Boston Properties, Inc., The Boeing Company, The Art Institute of Chicago, Joffrey Ballet of Chicago, Loyola University of Chicago, Northwestern Memorial Hospital, and Northwestern University. He also sits on the Council on Foreign Relations. Mr. Daley is a graduate of Loyola University in Chicago and of John Marshall Law School.

W. James Farrell

Mr. Farrell has been a director since 2006. He served as the Chairman of Illinois Tool Works Inc. from 1996 to 2006. Mr. Farrell served as Illinois Tool Works’ Chief Executive Officer from 1995 to 2005 and has served on its board of directors since 1995. He also serves on the board of directors of Allstate Insurance Company, 3M Company, UAL Corporation and the Federal Reserve Bank of Chicago.

H. Laurance Fuller

Mr. Fuller has been a director of Abbott since 1988. He was elected president of Amoco Corporation in 1983 and chairman and chief executive officer in 1991. As the result of the merger of British Petroleum, p.l.c. and Amoco effective December 31, 1998, he became co-chairman of BP Amoco, p.l.c. He retired from that position in April 2000. He is a director of Cabot MicroElectronics Corporation, Motorola, Inc., and the Rehabilitation Institute of Chicago, a life trustee of The Orchestral Association and a Cornell University presidential councillor.

Richard A. Gonzalez

Mr. Gonzalez has been a director of Abbott since 2001. He was elected Abbott’s president and chief operating officer in 2006. He served as Abbott’s president and chief operating officer, medical products group from 2001 to 2006. He served as executive vice president, medical products from 2000 to 2001, as senior vice president, hospital products from 1998 to 2000, and as vice president, Abbott HealthSystems division from 1995 to 1998. Mr. Gonzalez joined Abbott in 1977. He received his bachelor’s degree in biochemistry from the University of Houston and his master’s degree in biochemistry from the University of Miami.

Jack M. Greenberg

Mr. Greenberg has been a director of Abbott since 2000. At the end of 2002, Mr. Greenberg retired as chairman and chief executive officer of McDonald’s Corporation. He had served as McDonald’s chairman since May 1999 and as its chief executive officer since August 1998. Mr. Greenberg served as McDonald’s president from August 1998 to May 1999, and as its vice-chairman from December 1991 to 1998. Mr. Greenberg also served as chairman (from October 1996) and chief executive officer (from July 1997) of McDonald’s USA until August 1998. Mr. Greenberg is a graduate of DePaul University’s School of Commerce and School of Law. He is a member of the American Institute of Certified Public Accountants, the Illinois CPA Society, and the Chicago Bar Association. Mr. Greenberg is Chairman of the Western Union Company and he is a director of The Allstate Corporation, First Data Corporation, Hasbro, Inc., Manpower Inc., and Quintiles Transnational Corp. He is also a member of the board of trustees of DePaul University, the Field Museum, and the Chicago Community Trust.

Rt. Hon. Lord Owen CH

Mr. Owen has been a director of Abbott since 1996. David Owen is a British subject. He has been chairman of Global Natural Energy p.l.c. since 1995. He was a neurologist and Research Fellow on the Medical Unit of St. Thomas’ Hospital, London, from 1965 through 1968 and a member of Parliament for Plymouth in the House of Commons from 1966 until he retired in May of 1992. In 1992, he was created a Life Peer and a Member of the House of Lords. In August of 1992, the European Union appointed him Co-Chairman of the International Conference on Former Yugoslavia. He stepped down in June of 1995. Lord Owen was Secretary for Foreign and Commonwealth Affairs from 1977 to 1979 and Minister of Health from 1974 to 1976.

Boone Powell Jr.

Mr. Powell has been a director of Abbott since 1985. He had been associated with Baylor University Medical Center since 1980 when he was named president and chief executive officer. In August 2001, Mr. Powell retired from his position as Chairman of Baylor Health Care System. Prior to joining Baylor, he was president of Hendrick Medical Center in Abilene, Texas. He is a director of Comerica Bank-Texas, U.S. Oncology, and United Surgical Partners International and a fellow of the American College of Health Care Executives. Mr. Powell is a graduate of Baylor University. He received a master’s degree in hospital administration from the University of California.

Dr. W. Ann Reynolds

Dr. Reynolds has been a director of Abbott since 1980. Dr. Reynolds served as the President of the University of Alabama at Birmingham from 1997 to 2002. From 1990 to 1997, Dr. Reynolds served as chancellor of The City University of New York. Prior to that, she served as chancellor of The California State University system, provost of the Ohio State University and associate vice chancellor for research and dean of the graduate college of the University of Illinois Medical Center Chicago. She also held appointments as professor of anatomy, research professor of obstetrics and gynecology, and acting associate dean for academic affairs at the University of Illinois College of Medicine. Dr. Reynolds is a graduate of Emporia State University (Kansas) and holds M.S. and Ph.D. degrees in zoology from the University of Iowa. She is also a director of Humana Inc., Owens-Corning, Invitrogen, and the News Gazette, Champaign, IL.

Roy S. Roberts

Mr. Roberts has been a director of Abbott since 1998. Mr. Roberts has served as managing director of Reliant Equity Investors since September 2000. Mr. Roberts retired from General Motors in April 2000. At the time of his retirement, he was group vice president for North American Vehicle Sales, Service and Marketing of General Motors Corporation, having been elected to that position in October 1998. Prior to that time, he was vice president and general manager in charge of Field Sales, Service and Parts for the Vehicle Sales, Service and Marketing Group from August 1998 to October 1998, general manager of the Pontiac-GMC Division from February 1996 to October 1998, and general manager of the GMC Truck Division from October 1992 to February 1996. Mr. Roberts first joined General Motors Corporation in 1977 and became a corporate officer of General Motors Corporation in April 1987. Mr. Roberts earned a bachelor’s degree from Western Michigan University. He serves as a director of Burlington Northern Santa Fe Corporation and Thermon Mfg. Co; as Trustee Emeritus at Western Michigan University; as past president and on the National Board of Directors for the Boy Scouts of America; and on the Board of the Michigan Opera Theatre.

William D. Smithburg

Mr. Smithburg has been a director of Abbott since 1982. Mr. Smithburg retired from Quaker Oats in October 1997. Mr. Smithburg joined Quaker Oats in 1966 and became president and chief executive officer in 1981, and chairman and chief executive officer in 1983 and also served as president from November 1990 to January 1993 and again from November 1995. Mr. Smithburg was elected to the Quaker board in 1978 and served on its executive committee until he retired. He is a director of Smurfit-Stone Container Corporation, Northern Trust Corporation, and Corning Incorporated. He is a member of the board of trustees of Northwestern University. Mr. Smithburg earned a B.S. degree from DePaul University and an M.B.A. degree from Northwestern University.

Miles D. White

Mr. White has been a director of Abbott since 1998. He has served as Abbott’s chairman of the board and chief executive officer since 1999. He served as an executive vice president of Abbott from 1998 to 1999, as senior vice president, diagnostics operations from 1994 to 1998, and as vice president, diagnostics systems operations from 1993 to 1994. Mr. White joined Abbott in 1984. He received both his bachelor’s degree in mechanical engineering and M.B.A. degree from Stanford University. He serves on the board of trustees of The Culver Educational Foundation, The Field Museum in Chicago, and Northwestern University and is chairman of the board of directors of the Federal Reserve Bank of Chicago. He serves as a director of Motorola Inc. and the Tribune Company.

Richard W. Ashley

Mr. Ashley currently serves as Executive Vice President, Corporate Development, a position he has held since 2004. Prior to 2004, Mr. Ashley served as a Senior Director at McKinsey and Company (a management consulting firm) from 2001 to 2003.

Jeff Binder

Mr. Binder serves as Senior Vice President, Diagnostic Operations. He has held that position since 2006, prior to which he served as Vice President and President of Abbott Spine. From 2004 to 2005, Mr. Binder served as Vice President and President, Spinal Concepts, where he also served as President from 2003 to 2004. Mr. Binder served as President and CEO, Spinal Concepts, Inc. (innovator in spinal fixation technology) from 2001 to 2003. Mr. Binder was elected as a corporate officer in 2004.

Olivier Bohuon

Mr. Bohuon serves as Senior Vice President, International Operations. Mr. Bohuon previously had served as Vice President, European Operations and has been a corporate officer since 2003. He is a citizen of France.

Thomas F. Chen

Mr. Chen serves as Senior Vice President, Nutrition International Operations. He previously served as Vice President, Nutrition International, Asia and Latin America from 2005 to 2006.He served as Vice President, Abbott International, Pacific/Asia/Africa from 1998 to 2005. Mr. Chen was elected as a corporate officer in 1998.

William G. Dempsey

Mr. Dempsey is Executive Vice President, Pharmaceutical Products Group. Mr. Dempsey served as Senior Vice President, Pharmaceutical Operations from 2003 to 2006. From 2001 to 2003 Mr. Dempsey served as Senior Vice President, International Operations. Mr. Dempsey was elected as a corporate officer in 1996.

Edward J. Fiorentino

Mr. Fiorentino is the Senior Vice President, Diabetes Care Operations. Prior to 2006, Mr. Fiorentino served as Vice President and President, Abbott Diabetes Care, a position he held since 2004. From 2003 to 2004, he served as Vice President and President, MediSense Products. From 2001 to 2003, Mr. Fiorentino served as Vice President, MediSense Products, and in 2001, he served as Vice President, Pharmaceutical Products, Marketing and Sales. Mr. Fiorentino was elected as a corporate officer in 1998.

Thomas C. Freyman

Mr. Freyman serves as Executive Vice President, Finance and Chief Financial Officer, a position he has held from 2004 to the present. From 2001 to 2004, he was Senior Vice President, Finance and Chief Financial Officer. In 2001, he was Vice President, Hospital Products Controller. Mr. Freyman was elected as a corporate officer in 1991.

Stephen R. Fussell

Mr. Fussell has served as Senior Vice President, Human Resources from 2005 to present.From 2001 to 2005 he served as Vice President, Compensation and Development. Mr. Fussell was elected as a corporate officer in 1999.

John C. Landgraf

Mr. Landgraf has served as Senior Vice President, Global Pharmaceutical Manufacturing and Supply from 2004 to present. From 2003 to 2004 he was Vice President, Quality Assurance and Compliance, Medical Products Group, and from 2002 to 2003 he served as Vice President, Operations, Diagnostic Products. From 2001 to 2002 Mr. Landgraf served as Vice President, Corporate Engineering. Mr. Landgraf was elected as a corporate officer in 2000.

Holger A. Liepmann

Mr. Liepmann serves as Executive Vice President, Global Nutrition. For a period of time in 2006, Mr. Liepmann served as Executive Vice President, Global Pharmaceuticals. From 2004 to 2006, he served as Senior Vice President, International Operations. From 2001 to 2004 he served as Vice President, Japan Operations, Abbott International Division. From 1999 to 2001, Mr. Liepmann wasDivisional Vice President and Regional Director, Europe. Mr. Liepmann was elected as a corporate officer in 2001.

Gary E. McCullough

Mr. McCullough has served as Senior Vice President, Ross Products from 2003 to present. From 2001 to 2003 he served as Senior Vice President - Americas, Wm. Wrigley Jr. Company (a manufacturer and marketer of quality confectionary products, primarily chewing gum). Mr. McCullough was elected as a corporate officer in 2003.

Joseph M. Nemmers, Jr.

Mr. Nemmers has served as Executive Vice President, Diagnostics and Animal Health Divisions from 2006 to present. From 2003 to 2006 Mr. Nemmers served asSenior Vice President, Diagnostic Operations, while he served as Vice President, Global Commercial Operations, Diagnostic Products from 2002 to 2003. Mr. Nemmers also served as Vice President, Hospital Products Business Sector from 2001 to 2002, and as Divisional Vice President, Acquisition Integration Management, International Division in 2001. Prior to holding that position, Mr. Nemmers was Divisional Vice President and Executive Director, Clara Abbott Foundation.Mr. Nemmers was elected as a corporate officer in 2001.

Laura J. Schumacher

Ms. Schumacher serves as Senior Vice President, Secretary and General Counsel, and has held that position from 2005 to present. From 2003 to 2005 she served as Vice President, Secretary and Deputy General Counsel, and from 2001 to 2003 she served as Divisional Vice President, Litigation. Ms. Schumacher was elected as a corporate officer in 2003.

James L. Tyree

Mr. Tyree serves as Senior Vice President, Pharmaceutical Operations. Mr. Tyree served as Senior Vice President, Nutrition International Operations from 2005 to 2006. From 2001 to 2005 he served as Vice President, Global Licensing/New Business Development. In 2001, he served as Divisional Vice President, Licensing/New Business Development. Mr. Tyree was elected as a corporate officer in 2001.

Greg W. Linder

Mr. Linder has served as Vice President and Controller from 2001 to present. Prior to holding this position, Mr. Linder served as Vice President and Treasurer. He was elected as a corporate officer in 1999.